Filed by Ecolab Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rules 13e-4(c) and 14a-12

under the Securities Exchange Act of 1934

Filer: Ecolab lnc.

Subject Company: Ecolab lnc.

SEC File No.: 001-09328

The following is an excerpt of a transcript of a ChampionX employee town hall meeting that was conducted April 27, 2020.

INTRO EMPLOYEE VIDEO

...

WELL, RUMOR HAS IT WE’LL BE MERGING WITH APERGY PRETTY SOON, AND I THINK THAT’S PRETTY EXCITING. I’VE HEARD THAT APERGY HAS AN EXCELLENT DIGITAL REACH AND I'M QUITE EXCITED TO SEE HOW THAT LOOKS. THE MOST INTERESTING THING I’VE HEARD ABOUT APERGY IS ITS CULTURE, HOW IT’S WELL ALIGNED WITH HOW WE WORK. I WAS AMAZED BY THE CULTURE THEY HAVE, AND REALLY FOR ME, IT’S VERY EXCITING.

I JUST HAVE TO SAY THAT THE FUTURE IS EXCEPTIONALLY BRIGHT, AND I’M VERY PROUD TO BE PART OF IT. I’M HOPING THE NEW COMPANY WILL INDEED BE SHAPING THE FUTURE OF ENERGY. I’M EXCITED ABOUT WHAT OUR COMPANY IS ABOUT TO BECOME AND HOPEFUL THAT WE WILL MAKE THE MOST OF IT. THE PEOPLE I WORK WITH ARE EXTREMELY SMART, STRONG, AND ADAPTABLE. AND CAN PRETTY MUCH DO ANYTHING.

TOGETHER IS BETTER. IT WILL BE AMAZING. EXCELLENT, FANTASTIC. BRILLIANT. WITH ALL THE CHANGES TO COME WITH THIS COMPANY, I’M TAKING A WORD OUT OF MY BOYS’ BOOK, IT’S GOING TO BE EPIC. THIS IS GOING TO BE MASSIVE. THIS IS GOING TO BE GREAT.

WE ARE BETTER TOGETHER. AN EXCITING YEAR WITH A CAPITAL X. THIS IS GOING TO BE UNFORGETTABLE, CERTAINLY. UNFORGETTABLE.

I THINK THAT IT’S AWESOME THAT THEY’RE AN INDUSTRY LEADER AND THEY’RE PART OF THE AGENCY, JUST LIKE WE ARE. THE FUTURE OF OUR COMPANY IS IN OUR HANDS, AND THAT IS TRULY AWESOME.

I CAN’T WAIT TO SEE WHERE WE GO. PERSONALLY, I’M LOOKING FORWARD TO THIS MERGER IN ORDER TO WORK TOGETHER, TO IMPROVE LIFE AND UNLOCK ENERGY.

LET’S DO IT. THIS IS GOING TO BE AWESOME! BRING IT ON.

Deric Bryant, EVP and President, ChampionX

...

SO I WANTED TO TAKE THE COIN NOW AND FLIP IT OVER AND TALK ABOUT THE OTHER SIDE OF THIS COIN, BECAUSE WHILE WE HAVE A LOT TO DO, AND YOU CAN COUNT ON THIS LEADERSHIP TEAM TO DO WHAT WE HAVE TO DO TO LEAD THROUGH THIS SITUATION IN THE BEST WAY FOR CHAMPIONX GOING FORWARD, WE HAVE A WHOLE LOT OF EXCITEMENT GOING ON AS WE PREPARE FOR A JUNE 1 MERGE WITH APERGY.

WE HAVE A TREMENDOUS BETTER TOGETHER FUTURE FOR US. WHEN YOU THINK ABOUT THAT, OUR FUTURE AS A COMPANY TOGETHER IS — WE’VE TALKED ABOUT THE STRATEGIC BENEFITS OF BEING BETTER TOGETHER, BUT AT A TIME LIKE THIS, TRULY HIGHLIGHTS — IT MAKES SENSE EVEN MORE TODAY. NEITHER OF US WOULD WANT TO BE NAVIGATING THE CURRENT REALITY WE ARE IN OR THE FUTURE SEPARATE.

LOOK, WE BRING A STRATEGIC, CRITICAL OFFERING TOGETHER THAT OFFERS OUR CUSTOMERS MORE AT A TIME WHEN THEY — OUR CUSTOMERS NEED US TO BE THINKING DIFFERENTLY. IT OFFERS COMBINED DIGITAL CAPABILITY THAT IS SO EXCITING FOR WHAT WE DO, AND YOU THINK ABOUT HAVING TO DO THAT MORE AND MORE IN SOCIAL DISTANCE NUANCE, IN THE FACT THAT ARE BOTH LEADING IN OUR OWN WAYS IN THAT AREA BRINGS POWERFUL OPPORTUNITY TOGETHER. THE SCALE THAT WE’LL ENJOY TOGETHER AT THIS TIME IS CRITICAL.

IT’S CRITICAL FOR BOTH OF US, AND THE LEADERSHIP TEAM THAT WE ARE ASSEMBLING, I THINK, IS ONE THAT THE INDUSTRY CAN COUNT ON TO LEAD THROUGH TIMES JUST LIKE THOSE WE ARE IN. SO I WANT TO TALK ABOUT OUR FUTURE COMBINED COMPANY, AND WE HAVE MADE A BIG DECISION WE ARE ANNOUNCING TODAY. SOMA ANNOUNCED IT TO HIS TEAM AT APERGY EARLIER TODAY, AND WE ARE ANNOUNCING IT NOW AND WE’LL BEGIN TO TALK MORE ABOUT IT. WE BRING TWO GREAT COMPANIES TOGETHER, TWO GREAT BRANDS AND SUITES OF BRANDS, YOU HAVE APERGY WITH ALL OF THE GREAT COMPANIES AND BRANDS IT REPRESENTS, U.S. SYNTHETIC, HARBISON AND FISHER, NORRIS, ALL OF

THE GREAT DIGITAL BRANDS, QUARTZDYNE, WIND ROCK THAT APERGY BRINGS TOGETHER WITH — NALCO CHAMPION.

IT’S INTERESTING. WE BROUGHT TOGETHER A TEAM OF NINE LEADERS FROM BOTH COMPANIES. FOUR FROM NALCO CHAMPION AND FIVE FROM APERGY TO SIT AND REALLY DO THOUGHTFUL WORK FOR WEEKS AND MONTHS, WE BROUGHT IN OUTSIDE HELP TO GIVE US THE BEST OPTIONS, WHAT ARE OUR OPTIONS FOR HOW TO PUT THIS THING TOGETHER AND GO TO MARKET AND CREATE OUR PURPOSE, AND CREATE OUR NAME OUT IN THE INDUSTRY.

AND EARLY ON, I’LL TELL YOU, OUR LEADERSHIP TEAM WAS SO IMPRESSED WITH THE PURPOSE STATEMENT, THE WAY THAT APERGY ARTICULATES ITS PURPOSE OF IMPROVING LIVES AND UNLOCKING ENERGY AND DOING THAT WITH GREAT OPERATING DISCIPLINE. THAT PURPOSE RESONATED FROM DAY ONE WITH OUR TEAM VERY STRONGLY, AND THEN AS THE TEAM STARTED LOOKING AT NAMING OPTIONS, WE HAD ONE COMPANY THAT DOESN’T REALLY OPERATE UNDER DIFFERENT PRODUCT LINES, IT OPERATES MORE UNDER A BRANDED HOUSE INTERNATIONALLY.

SO WE HAD A NAME, CHAMPIONX, THAT REALLY CARRIES FORWARD THAT HERITAGE OF COMPANIES OF NALCO CHAMPION, ONE THAT IS WELL RESPECTED INTERNATIONALLY AND THROUGHOUT THE WORLD. AND YOU HAVE THIS COMPANY WITH A STRONG SUITE OF PRODUCT LINES AND BRANDS.

WHAT WE AGREED AS A TEAM, IT WAS QUITE STRONG IN CONSENSUS, WAS THAT WE WOULD CALL THE CORPORATION CHAMPIONX AND ALLOW THE STRONG BRANDS TO SURVIVE SO THAT WE HAD BOTH THE STRENGTH OF A WELL-KNOWN PARENT AS WELL AS STRONG BRANDS.

SO I’LL LET YOU SEE WHAT WE HAVE DONE HERE TO CREATE A NEW LOGO. SO THAT IS EXCITING NEWS AND GOOD NEWS, AND I’LL SAY THANK YOU TO OUR TEAM THAT HAS WORKED IN A COVID-19 ENVIRONMENT TO HELP TELL THIS STORY. A SPECIAL THANKS TO ERICK HOFFMAN, TO MATT WELNACK, TO LAURA DAVISON. KNOW, WE HAVE A TREMENDOUS TEAM, WORKING WITH JOHN BREED ON THE APERGY SIDE, TO BE VERY THOUGHTFUL ABOUT THE STORY WE HAVE, THE PURPOSE, AND I LOVE THAT IN OUR NEW LOGO, EVERYONE CAN SEE THEMSELVES, CAN FIND THEMSELVES.

THERE ARE TWO DISTINCTIVE FEATURES, ONE IS THE X, AND THAT IS REALLY REPRESENTATIVE OF EVERYTHING WE HAVE IN OUR COMBINED, RICH HUNDRED YEARS OF EXPERIENCE BETWEEN THE TWO COMPANIES, IT’S IN THERE, AND REALLY THE POWER OF THAT TO ADD TOGETHER THE SUM OF THOSE PARTS AND TO GIVE EXPONENTIAL VALUE TO OUR CUSTOMERS IS HUGE.

TO SEE THE APERGY A IN THAT VERY ICONIC PYRAMID THAT REMINDS US OF OUR PURPOSE, I THINK, IS ALSO AN AMAZING PART, AND I THINK AS THE 5,000 OF US ON THE CHEMICALS SIDE OF THIS BUSINESS GET TO REALLY UNDERSTAND AND RESONATE WITH THAT PURPOSE, YOU’RE GOING TO LIKE IT, YOU’RE GOING TO IDENTIFY WITH IT AND AGREE THAT THIS SIMPLE ARTICULATION CAPTURES QUITE WELL WHO WE ARE AS A COMPANY.

SO I WANT TO TALK A LITTLE BIT ABOUT IMPROVING LIVES AND UNLOCKING ENERGY. YOU THINK ABOUT OUR PURPOSE OF IMPROVING LIVES, IT’S SORT OF THE WHY WE ARE HERE. WE ARE HERE SIMPLY AND REALLY CLOSE TO THE COLD FACT  IF WE DAY-TO-DAY STRIVE TO IMPROVE LIVES FOR CUSTOMERS, WE ARE GOING TO IMPROVE LIVES FOR OUR EMPLOYEES. YOU KNOW, THE POWER IN THE INDIVIDUAL CONTRIBUTION WE MAKE TO WHAT OUR CUSTOMERS DO, NOT JUST COLLECTIVELY WITH THEIR ORGANIZATIONS, BUT WHAT THEY DO — DAY-TO-DAY WITH INDIVIDUALS, TO HELP THEM DO WHAT THEY DO, HELP THEM FIND SUCCESS AND HELP MAKE THEIR LIVES EASIER AND BETTER IMPROVE THE LIVES OF OUR CUSTOMERS.

BY DOING THAT, WE ARE ABLE TO IMPROVE LIVES FOR OUR EMPLOYEES. THAT IS GREAT FOR OUR SHAREHOLDERS, AND THAT CREATES A HEALTHY ENVIRONMENT THAT ALLOWS US TO CONTRIBUTE IN THE COMMUNITIES THAT WE OPERATE.

ONE THING THAT WAS SO OBVIOUS EARLY ON AS WE WERE GETTING TO KNOW EACH OTHER, THE TWO TEAMS, WAS OUR PASSION AND ENGAGEMENT FOR COMMUNITY INVOLVEMENT. AND YOU WOULD SEE THE STORY TELLING FROM EACH SIDE AND IT ALREADY FELT LIKE ONE COMPANY. BUT THAT WHY, WHY WE DO THAT, PURPOSE WE HAVE, HAS TO BE SUPPORTED BY SOMETHING STRONG.

AND THAT MIDDLE, YOU KNOW, AS WE THINK ABOUT OUR STRATEGY TREE HERE, UNLOCKING ENERGY, WHAT WE DO FOR OUR CUSTOMERS, IS WHAT ENABLES OUR HEALTH AS A BUSINESS, IT’S WHAT GIVES US A STRONG FINANCIAL ENGINE, THAT STRONG CORE, IT IS SUPERIMPORTANT.

SO WHEN WE THINK OF UNLOCKING ENERGY, IT IS ABOUT WHAT WE DO IN A DIFFERENTIATED WAY FOR OUR CUSTOMERS, WE UNLOCK ENERGY SUSTAINABLY, UNLOCK ENERGY UNIQUELY, MORE THAN EVER WE PULL IT TOGETHER AND ENABLE NEW WAYS TO DO THAT DIGITALLY.

WE DO SO MUCH, BUT IT ENABLES A STRONG FINANCIAL ENGINE THAT THE DRIVES OUR PURPOSE, THAT ALLOWS TO IMPROVE LIVES FOR CUSTOMERS, TO IMPROVE LIVES FOR EACH OF US AND OUR EMPLOYEES AND ALL THE FAMILIES.

YOU THINK WE WILL COME TOGETHER AS MORE THAN 7,000 EMPLOYEES IN A COMBINED CHAMPIONX. THOSE 7,000 PEOPLE MULTIPLY TO THE DIRECT FAMILY MEMBERS AND FRIENDS AND COMMUNITIES THEY IMPACT, AND WE HAVE TO HAVE A STRONG FINANCIAL ENGINE TO DO THAT, AND WE DO THAT THROUGH UNLOCKING ENERGY.

I THINK THE ARTICULATION OF OUR OPERATING PRINCIPLES, WE USED TO SAY CUSTOMER FOCUS A LOT IN OUR NALCO CHAMPION BUSINESS, BUT I LOVE THE ARTICULATION OF CUSTOMER ADVOCATE, BECAUSE IT TAKES IT ONE STEP FURTHER. YOU  CAN BE FOCUSED SORT OF FROM AFAR.

YOU CAN HAVE STRONG FOCUS, BUT TO ADVOCATE, YOU HAVE TO BE IN THE MIX, WE HAVE TO GET IN THERE AND BE IN THE MIX, WE HAVE TO UNDERSTAND WHAT OUR CUSTOMERS NEED, WE HAVE TO TRULY CARE AND WE HAVE TO GET IN THERE AND ADVOCATE. SO CUSTOMER ADVOCATES IS GREAT.

WE DO THAT WITH STRONG PEOPLE ORIENTATION AND WE SEE THAT EXTREMELY WELL ON BOTH SIDES. THESE ARE PEOPLE BUSINESSES, ENABLED WITH AMAZING TECHNOLOGY. BUT THIS TECHNOLOGY DOESN’T WORK ALONE. IT DOESN’T WORK ALONE IN LIFT, IT DOESN’T WORK ALONE IN U.S. SYNTHETIC, IT DOESN’T WORK ALONE IN OILFIELD CHEMICALS. IT REQUIRES PEOPLE ON OUR SIDE ENGAGING WITH THE GREAT PEOPLE ON OUR CUSTOMER SIDE TO GO UNDERSTAND NEEDS AND DELIVER AND SERVE WHAT WE DO.

SO I THINK THOSE — THAT PEOPLE-FOCUS AND THAT TECHNOLOGY WITH IMPACT IS AT THE HEART OF WHAT WE DO, AND I’LL TELL YOU, FOR OUR SIDE, WE HAVE SUCH A STRONG SAFETY CULTURE THAT IS TRULY ROOTED AT THE INDIVIDUAL LEVEL, I THINK IF YOU LEAD THAT SAFETY CULTURE THAT WE HAVE, WHEN I LOOK AT THE CONTINUOUS IMPROVEMENT IN WASTE ELIMINATION CULTURE THAT’S DRIVEN TO IMPROVE ON THE APERGY SIDE OF THE BUSINESS, IT IS AWE-INSPIRING.

WE HAVE A LOT OF WORK WE CAN DO, AND IT’S SO PERFECT FOR THE TIME WE LIVE IN TODAY, IT’S A GREAT TIME TO BECOME FAMILIAR WITH THIS DRIVEN TO IMPROVE OPERATING PRINCIPLE.

I’LL ASK YOU ALL, AS INDIVIDUALS ON OUR SIDE, TO SPEND SOME TIME HERE, SPEND SOME TIME WITH OUR COMMON PURPOSE AND THINK ABOUT OUR CULTURE AND OPERATING PRINCIPLES AND SPEND SOME TIME THINKING ABOUT WHAT THEY MEAN, I THINK THIS IS SOMETHING I WOULD LIKE ALL OF US TO EMBRACE AND OWN AS A COMMON, COLLECTIVE CHAMPIONX EMPLOYEE BASE.

WE WILL HAVE NOW IN THE COMPANY THREE DISTINCTIVE DIVISIONS. SO WE’LL HAVE DRILLING TECHNOLOGIES, WHICH IS HISTORICALLY, U.S. SYNTHETIC, WE WILL HAVE THE PRODUCTION AND AUTOMATION TECHNOLOGIES GROUP, WHICH IS PRIMARILY LIFT DIGITAL FROM APERGY.

THOSE TWO UNITS WILL CONTINUE TO LEVERAGE THE WELL-RESPECTED GLOBALLY RESPECTED BRANDS THEY DO TODAY, SOME OF THE ONES I HAVE ALREADY MENTIONED, WE WILL HAVE OUR CHEMICAL TECHNOLOGIES DIVISION, THAT STILL GOES TO MARKET THROUGH OUR OILFIELD GROUP AND SPECIALTY GROUP AND IS KNOWN GLOBALLY AS CHAMPIONX.

SOMA PREVIOUSLY ANNOUNCED THE EXECUTIVE COMMITTEE FOR THE COMPANY. SO POST-JUNE 1, CHAMPIONX, WHAT WILL BE CHAMPIONX, POST-JUNE 1, WILL BE LED BY THIS EXECUTIVE COMMITTEE, POST-JUNE 1. SO I’LL SAY I LOVE THE SPEED WITH WHICH WE MOVE THERE AND WHAT THIS IS ABOUT TO ME, IS PUTTING TOGETHER THE STRONGEST LEADERSHIP TEAM FOR OUR NEW COMPANY AND REALLY ENABLING THAT TEAM TO GO BUILD OUR FUTURE.

SO WE’LL GO BUILD OUR FUNCTIONS AND OUR TEAMS AND OUR COMMERCIAL BUSINESSES FOR THE FUTURE IN A WAY THAT IS EMPOWERED I THINK, IT WILL BE INSPIRED, I THINK IT WILL BE QUITE IMPRESSIVE TO WATCH.

I WANTED TO REMIND EVERYBODY ON OUR SIDE OF THAT TEAM, AND, YOU KNOW, WE TALK A LOT ABOUT EMPOWERMENT IN OUR BUSINESS, WE HAVE A GREAT OPPORTUNITY TO BUILD A COMPANY THAT IS BOTH FIT FOR PURPOSE, BUT ALSO REALLY RESONATES WITH OUR CUSTOMERS. AND WE’LL DO THAT BY ENABLING THOSE TEAMS OUT CLOSE TO OUR CUSTOMERS AND IN OUR OPERATIONS TO WORK IN AN EMPOWERED WAY IN THE FUTURE.

I DON’T KNOW IF THEY’RE HEARING MY VOICE RIGHT NOW. I WANT TO SHARE THE LEADERSHIP VIDEO.

[CUT TO VIDEO]

Soma Somasundaram, President and CEO, Apergy

HELLO, EVERYONE. GOOD DAY TO ALL OF YOU. I’M SOMA SOMASUNDARAM, APERGY CEO. I’M JOINED TODAY BY DERIC BRYANT, PRESIDENT OF CHAMPIONX AND, AS ALL OF YOU KNOW, HE WILL BE THE CHIEF OPERATING OFFICER OF OUR COMBINED COMPANIES.

I SINCERELY HOPE YOU AND YOUR LOVED ONES ARE STAYING SAFE AND HEALTHY. THE SAFETY AND HEALTH OF OUR EMPLOYEES CONTINUES TO BE OUR TOP PRIORITY.

I HAVE SOME EXCITING NEWS TO SHARE WITH YOU TODAY REGARDING THE PLANNED MERGER OF OUR COMPANIES. A LOT HAS CHANGED IN THE PAST FEW MONTHS, THE EMERGENCE OF THE GLOBAL COVID-19 PANDEMIC HAS TOUCHED EVERY FAMILY AND IMPACTED EVERY BUSINESS.

NOW, WE HAVE TAKEN SOME DIFFICULT ACTIONS TO CONTINUE TO PRESERVE THE CORE CAPABILITIES OF OUR COMPANIES SO THAT WE CAN RESPOND QUICKLY AS THINGS RETURN TO NORMAL. NOW, WHAT IT HAS NOT CHANGED IS THE STRONG STRATEGIC RATIONALE OF OUR COMBINED COMPANIES TOGETHER, WE ANNOUNCED IN DECEMBER. WE BELIEVE THE

COMBINATION OF BOTH COMPANIES, THE REASONS FOR THE COMBINATIONS ARE EVEN MORE EVIDENT NOW. UNITING APERGY AND CHAMPIONX TOGETHER BRINGS TOGETHER THE BEST OF BOTH WORLDS. THE COMBINATION OF THE TWO COMPANIES, I BELIEVE, WILL REAP BENEFITS FOR YEARS TO COME.

SO NOW THE QUESTION IS, WHAT WILL BE THE PURPOSE AND THE NAME OF OUR COMBINED COMPANY? BOTH TEAMS AGREED THAT WE SHOULD REALLY BRING TOGETHER THE BEST OF BOTH WORLDS. SO AFTER DISCUSSIONS, WE CONCLUDED THE COMBINATION OF THE GLOBAL RECOGNITION OF THE CHAMPIONX NAME, COMBINED WITH THE STRONG BRANDS OF APERGY WILL BRING THE BEST OF BOTH WORLDS TOGETHER.

SO THE NAME OF THE NEW COMPANY WILL BE CHAMPIONX, AND WE WILL CONTINUE TO PRESERVE THE STRONG BRANDS WHICH ARE PRESENT WITHIN OUR COMPANY. I’M CONVINCED THIS TRULY BRINGS TOGETHER THE BEST OF BOTH WORLDS, AND I’M EXCITED ABOUT OUR COMBINED FUTURE.

Deric Bryant, EVP and President, ChampionX

THANK YOU, SOMA. I’M REMINDED RIGHT NOW, OBVIOUSLY, WE ARE IN A VERY TOUGH MOMENT, AND THIS IS A TOUGH MOMENT, PROBABLY THE TOUGHEST MOMENT OUR INDUSTRY HAS FACED. IT’S A MOMENT THAT WILL CHANGE US FOR SURE, BUT I THINK IT’S A MOMENT ALSO THAT UNDERSCORES WHY WE ARE SO BETTER TOGETHER.

YOU KNOW, WHEN I THINK ABOUT EACH OF US AS STAND-ALONE COMPANIES, YOU THINK ABOUT APERGY AND ALL THAT YOU HAVE BUILT FROM YOUR TIME WITH DOVER, TO YOUR TWO YEARS POST, YOU HAVE SO MUCH TO BE PROUD OF.

I THINK ABOUT NALCO CHAMPION AND WE HAVE A LOT TO BE PROUD OF. NEITHER OF US, FOR ALL WE WANT TO BE PROUD OF, WOULD WANT TO FACE THIS TOUGH MOMENT ALONE. WE CERTAINLY WOULD NOT BE BETTER APART. THAT JUST UNDERSCORES WHY WE ARE SO BETTER TOGETHER.

BEFORE THIS MOMENT, WE THOUGHT ABOUT ALL THE STRONG, STRATEGIC RATIONALE THAT THIS DEAL BRINGS FOR OUR CUSTOMERS. WE BRING A BETTER, MORE UNIQUE, MORE NEEDED OFFERING TO THEM RIGHT NOW. FOR OUR EMPLOYEES, WE BRING MORE OPPORTUNITY, WE BRING MORE CAPABILITY, MORE ABILITY TO SUPPORT, AND WE BRING MORE DIVERSITY. DIVERSITY IN WHAT WE OFFER IN PRODUCT LINES AND BUSINESSES, BUT ALSO GEOGRAPHIC DIVERSITY AND DIVERSITY OF OUR RANGE ACROSS THE OILFIELD THAT BRINGS SCALE AND STABILITY TO US AS A COMPANY.

SO I THINK ABOUT THE STRATEGIC RATIONALE, WHICH HAS ALWAYS MADE SENSE, REALLY CRYSTALLIZES RIGHT NOW IN THIS TOUGH MOMENT. THIS TOUGH MOMENT WILL PASS. THE WORLD IS GOING TO SOON BEGIN TO EMBARK ON RECOVERY, AND AT THE SAME TIME, WE’RE GOING TO EMBARK ON THIS AMAZING JOURNEY TOGETHER THAT I BELIEVE CAN BE SO TRANSFORMATIONAL FOR BOTH OUR LEGACY COMPANIES, BUT TOGETHER AS CHAMPIONX WITH OUR PROUD HERITAGE, COMBINED HERITAGE AND OUR STRONG BRANDS AND PRODUCT LINES, WE HAVE SO MUCH WE CAN DO TOGETHER.

Soma Somasundaram, President and CEO, Apergy

>> I COMPLETELY AGREE, DERIC, AND WE ARE BETTER TOGETHER.

Kurt Kirchof, ChampionX

>> WE HAVE PREPARED FOR THIS MERGER, THE ONE THING THAT HAS BEEN MOST IMPRESSIVE IS THE WAY THE TWO ORGANIZATIONS HAVE WORKED TOGETHER.

Jay Nutt, Apergy

>> WE’VE BEEN ABLE TO ASSEMBLE MORE THAN OUR FAIR SHARE OF TOP TIER TALENT. THIS IS UNIQUE. THIS CAPABILITY SETS US APART FROM MANY OF THE COMPANIES IN THE OILFIELD SPACE OR COMPANIES IN GENERAL.

Ali Raza, Apergy

>> GOING TO DRIVE TREMENDOUS AMOUNT OF VALUE FOR OUR CUSTOMERS, FOR OUR SHAREHOLDERS, AND ALSO FOR OUR EMPLOYEES AS WELL.

Saurabh Nitin, Apergy

>> WE WILL OWN THE SPACE, WE ARE THE BEST AT IT. THAT’S WHAT EXCITES ME.

Juan Alvarado, ChampionX

>> WORKING FOR A COMPANY THAT PRIORITIZES NOT JUST THE LIVES OF CUSTOMERS AND SHAREHOLDERS, IT’S ALSO THE COMMUNITIES THAT WE OPERATE IN, OURSELVES AND OUR FAMILIES. I CAN’T THINK OF A BETTER MOTIVATION TO COME TO WORK EVERY DAY.

Jordan Zweig, ChampionX

>> WITH ALL THE CHALLENGES THAT WE HAVE RIGHT NOW, I’M EVEN MORE EXCITED ABOUT OUR FUTURE. BECAUSE OUR TWO COMPANIES ARE NOT GOING FORWARD ALONE.

Mark Eley, ChampionX

>> I THINK AS A JOINT ORGANIZATION, YOU CAN LOOK FORWARD TO A DRIVEN, PASSIONATE, FOCUSED ORGANIZATION, STRONG SAFETY CULTURE AND STRIVING TO IMPROVE.

Paul Mahoney, Apergy

>> I FEEL LIKE THIS IS SERENDIPITOUS AND ALL THE RIGHT CIRCUMSTANCES, TIMING, ELEMENTS, THE CONDITION OF THE MARKETPLACE, THE FINANCIAL HEALTH, THE ABILITY TO CREATE VALUE AND OVERALL SHAREHOLDER RETURNS IS REALLY — HAS REALLY PAVED A WAY FOR OUR TWO COMPANIES TO COME TOGETHER.

Ross O’Dell, ChampionX

>> WHILE WE ARE NAVIGATING THIS DOWNTURN, THERE ARE BETTER DAYS AHEAD, AND THIS MARKET WILL RETURN, IT ALWAYS DOES, AND OUR CUSTOMERS WILL NEED US MORE THAN EVER, AND WE WILL BE THERE FOR THEM AND WE’LL BE THERE TO MAKE BETTER CAREERS FOR ALL OF OUR EMPLOYEES.

Alina Parast, ChampionX

>> MY BIGGEST HOPE IS EVERY ONE OF US TAKES THIS OPPORTUNITY TO IMPROVE, TO DO BETTER, TO GET INSPIRED.

Rob Galloway, Apergy

>> AND TOGETHER, WE’LL FEEL A GREATER SENSE OF STRENGTH, AND, AT THE SAME TIME, FIND OPPORTUNITIES FOR GROWTH.

Eric Seip, ChampionX

>> BY THE TIME WE EMERGE, WE’LL HAVE ONE AWESOME TEAM AND ONE HECK OF A FORCE TO BE RECKONED WITH WITHIN THE INDUSTRY. LET’S GO CHAMPIONX.

Julia Wright, Apergy

>> THANKS FOR EVERYTHING THAT YOU DO, AND TOGETHER, WE’RE GOING TO BE A LOT BETTER.

[END OF VIDEO]

Deric Bryant, EVP and President, ChampionX

>> OKAY. SO THANK YOU FOR TAKING TIME OUT TO HEAR FROM THE LEADERS ON BOTH SIDES OF THE BUSINESS, SO YOU GOT TO HEAR THERE FROM A LOT OF OUR LEADERS ON THE APERGY SIDE AS WELL AS THOSE OF US COMING FROM OUR SIDE OF THE BUSINESS, I THINK IT WAS GREAT TO HEAR. I WANTED TO RECAP A LITTLE BIT ABOUT WHAT WE COVERED TODAY, AND THEN TURN IT BACK AND OPEN IT UP FOR QUESTION AND ANSWER SESSION.

YOU THINK ABOUT COVID-19, WHAT MAKES ME PROUD IS THAT WE ARE MANAGING THROUGH THIS AS ONE TEAM, BOTH IN OUR ESSENTIAL WORK FORCE, BUT ALSO IN OUR WORK FORCE THAT’S WORKING REMOTELY TODAY. BUT SOON, WE WILL BEGIN TO GET BACK TO NORMAL WITH MODIFICATION FOR THE ENVIRONMENT THAT NATURALLY WE WILL BE IN. THE TRUTH IS, WE ARE MANAGING THROUGH A HISTORIC TIME, BUT WE HAVE SO MUCH TO BE OPTIMISTIC ABOUT, AS BETTER TOGETHER.

I WANTED TO SHARE SOME OF THE DECISIVE ACTION THAT THE CHAMPIONX LEADERSHIP TEAM HAS TAKEN, AND KNOW THAT WE CONTINUE TO COUNT ON US TO REALLY WHAT WE CALL NAVIGATE THESE VERY CHOPPY WATERS AND NAVIGATE IN A WAY THAT PRESERVES THE INTEGRITY OF OUR COMPANY, PRESERVES THE CAPABILITY OF OUR EMPLOYEE BASE AND WHAT WE DO FOR OUR CUSTOMERS IS SO IMPORTANT. BUT THEN ALSO, JUST TO SHARE SOME OF THE GOOD NEWS ABOUT OUR PLANS TO GO AS CHAMPIONX, POST-JUNE 1, REALLY TALK ABOUT WHAT THAT MEANS, WE THINK ABOUT OUR X FACTOR, GETTING EVEN BETTER NOW AS WE ADD ON THE TRUE CAPABILITY OF WHAT APERGY BRINGS TOGETHER WITH THE CAPABILITY NALCO CHAMPION UPSTREAM BRINGS, IT’S QUITE COMPLEMENTARY AND EXCITING, SO I WANTED TO SHARE THAT GOOD NEWS WITH ALL OF YOU. AND THEN I’D LIKE TO OPEN IT UP, SO USE THE QUESTION AND THE CHAT MECHANISM THERE IN WEBEX-AND LET’S OPEN UP FOR QUESTIONS, JEFF, IF YOU’LL HELP ME.

Jeff Webb, ChampionX

>> HELLO, CAN YOU HEAR ME, THERE WE GO. YEAH, WE GOT A QUESTION ONLINE, DERIC ABOUT, HERE WE ARE, PLANNING TO MERGE WITH APERGY, WE HAVE TALKED A LOT ABOUT GROWTH. HOW CAN WE HELP GROW THAT BUSINESS TOGETHER? ARE THERE SOME AREAS WE ARE SEEING ONCE WE COMPLETE THE TRANSACTION WHERE WE THINK THERE ARE GREAT GROWTH OPPORTUNITIES? HOW CAN WE LEVERAGE ONE ANOTHER TO DO THAT?

Deric Bryant, EVP and President, ChampionX

>> YEAH, YOU KNOW, IT’S A GREAT QUESTION, NOT SURE WHERE IT CAME FROM. TRULY, THERE ARE OPPORTUNITIES FOR EACH OF US TO HELP THE OTHER HERE. WHEN YOU THINK ABOUT WHAT OUR CUSTOMERS NEED, THE GOOD NEWS IS, WHEN YOU THINK ABOUT HOW OUR CUSTOMERS UTILIZE THE INDUSTRY TO IMPROVE WHAT THEY NEED, WHICH IS PRODUCE HYDROCARBONS, THEY REALLY HAVE A COUPLE OF

STRONG LEVERS THEY PULL IN THE LONG LIFE CYCLE OF A WELL. THEY WILL EMPLOY CHEMICAL TECHNOLOGIES AND THEY’LL EMPLOY LIFT TECHNOLOGIES OFTEN AS THEIR TWO BIG LEVERS, AND NOW WE GET TO REALLY THINK ABOUT THESE TWO THINGS AND THE SYNERGIES THAT EXIST BETWEEN THEM AND THE LEARNINGS THAT WE CAN PROVIDE FROM A CHEMICAL PERSPECTIVE AND FROM A LIFT SIDE.

I THINK THERE’S A LOT OF OPPORTUNITY FOR CROSS-LEARNING, BUT YOU THINK ABOUT IN THE SHORT TERM, THERE ARE CUSTOMERS ALL AROUND OUR INTERNATIONAL FOOTPRINT, ALL AROUND THE WORLD, THAT WOULD LOVE TO BE ABLE TO TAKE ADVANTAGE OF THE LIFT TECHNOLOGY AND THE DRILLING TECHNOLOGY IN OUR MARKETPLACES. NOW WE HAVE A RECOGNIZED, KNOWN AND TRUSTED OFFERING ALREADY IN THOSE GEOGRAPHIES THAT CAN BEGIN TO INTRODUCE THE PRODUCT LINES ON THE OTHER SIDE AND LET THEM COME IN AND DELIVER THE VALUE THEY’RE DELIVERING IN THE MARKETS THEY WORK IN TODAY. I THINK THE GEOGRAPHIC SCALABILITY OF WHAT WE DO, WHERE WE ARE ALREADY A TRUSTED PARTNER TODAY, IS REALLY EXCITING, I’LL TELL YOU, IT’S NOT EVEN UNKNOWN. OUR CUSTOMERS KNOW HARBISON-FISCHER GLOBALLY, THEY KNOW NORRIS GLOBALLY, THEY ASK FOR IT, IT’S JUST NOT HISTORICALLY NOT HAVING HAD THE FOOTPRINT, IT WAS A TOUGH BARRIER TO ENTRY THAT NOW WE HAVE. SO THAT IS EXCITING. I THINK THE OPPORTUNITIES WE HAVE TALKED A LOT ABOUT, TO LEVERAGE OUR COMBINED DIGITAL CAPABILITIES IS EXCITING, I THINK WILL BE QUITE EXCITING FOR THE CUSTOMERS AS WELL. WE PUT THOSE TWO THINGS TOGETHER, YOU THINK ABOUT WHAT OUR WORLD WILL LOOK LIKE IN THE NEAR TERM AND THE NEED TO GET EXPERTISE OUT EFFICIENTLY, AND LESS SOCIALLY CLOSE. WE HAVE GREAT TOOLS AND TECHNOLOGY FOR OUR CUSTOMER BASE, I BELIEVE, AT THE RIGHT TIME.

Jeff Webb, ChampionX

>> THANK YOU. WE HAVE HAD THREE QUESTIONS COME ACROSS ABOUT PEOPLE CURIOUS ABOUT WHAT THE STOCK TICKER WILL BE, WHICH I RECOGNIZE IS NOT SOMETHING THAT WE HAVE ANNOUNCED, BUT DO YOU CARE TO WEIGH IN ON WHAT PEOPLE CAN EXPECT IS GOING TO COME.

Deric Bryant, EVP and President, ChampionX

>> YEAH, THAT’S A PROCESS. I WOULD SAY THAT WE HAVE ONE CHOSEN, AND WE WILL FOLLOW THE PROCESS TO — THE LEGAL PROCESS THERE TO ANNOUNCE THAT WHEN THE TIME IS RIGHT. BUT FOR FUN, WE CAN HAVE EVERYBODY TRY TO GUESS, YOU’D PROBABLY GUESS IT. THAT’S ABOUT AS MUCH AS I’LL SAY NOW, BUT YOU SHOULD EXPECT THAT TO COME IN DUE COURSE.

[JEFF WEBB]

>> WE HAD ANOTHER QUESTION, FROM ANDRUS, AN ACCOUNT MANAGER IN EUROPE. DURING THE LAST DOWNTURN, YOU KNOW, CUSTOMERS ASK A LOT FOR PRICING DISCOUNTS, OBVIOUSLY WE ARE FACING NOW THOSE SAME QUESTIONS AND REQUESTS. WHAT ARE YOUR THOUGHTS ABOUT HOW WE SORT OF MAINTAIN OUR FINANCIAL HEALTH WHILE DEALING WITH THESE TYPES OF CUSTOMER REQUESTS.

Deric Bryant, EVP and President, ChampionX

>> IT’S A GREAT QUESTION. HERE’S WHAT I’LL SAY. BEING HEALTHY, THAT STRONG FINANCIAL ENGINE, PREPARES YOU TO NAVIGATE TOUGH TIMES, BUT THESE TIMES CHALLENGE HEALTH. THEY JUST DO. BECAUSE WE ARE NOW SEEING BOTH A CAPITAL PULLBACK FROM CUSTOMERS WHO ARE DOING MORE WITH LESS, BUT ALSO THE NEED TO DO PRODUCTION CURTAILMENT AROUND THE WORLD. THAT PRODUCTION CURTAILMENT IS ON A SMALLER SCALE THAN THE CAPITAL SIDE, AND WE LARGELY LIVE IN THAT PRODUCTION WORLD. SO WE WILL HAVE THAT MODEST IMPACT FROM THE PRODUCTION CURTAILMENT,

BUT I THINK WE ARE WELL PLACED RIGHT NOW, I THINK OUR CUSTOMERS UNDERSTAND THAT THEY ASKED A LOT OF THE SERVICES INDUSTRY THROUGH THE 15 AND 16 DOWNTURN AND THERE IS NATURALLY LESS THERE TO GO GET FROM JUST SHEER PRICE REDUCTION. THAT IS ALWAYS AN ASK OF OUR CUSTOMERS, AND WILL BE THIS TIME AROUND, BUT WE HAVE GOT TO, AND OUR CUSTOMERS EXPECT US TO, WORK WITH THEM IN SMART WAYS. AND THE GOOD NEWS IS WE HAVE MORE TOOLS NOW THAN WE HAD IN THE LAST DOWNTURN AS A COMBINED CHAMPIONX, AS WE GET TOGETHER, VERY SOON, AND REALIZE WE ARE KIND OF IN A ONE MONTH TO MERGE WINDOW HERE. SO IT’S IN VERY SHORT ORDER, WE HAVE MORE LEVERS THAT WE CAN PULL TO ADD VALUE FOR OUR CUSTOMERS, WHICH I THINK WILL PAY SIGNIFICANT DIVIDENDS FOR US. GOOD QUESTION.

Jeff Webb, ChampionX

>> SO WE ARE GETTING A LOT OF QUESTIONS AROUND, YOU KNOW, WITH THE ANNOUNCEMENT OF THE NAME, NOW WHAT DOES THAT MEAN AROUND BRANDING AND THE TEMPLATES AND ONE THING I WOULD JUST SAY, YOU KNOW, CERTAINLY THOSE ARE IN DEVELOPMENT. I KNOW A LOT OF TEAMS OUT THERE HAVE BEEN WORKING TO CHANGE THINGS OVER WITH THE CHAMPIONX NAME, THE CHAMPIONX BRANDING, I THINK THE GREAT THING FROM THE ANNOUNCEMENT TODAY, WE KNOW THAT NAME IS REMAINING, AS WE SAID, WE’LL CONTINUE TO GO TO MARKET. AS IT RELATES TO THE BRAND TEMPLATES, THOSE ARE IN DEVELOPMENT. YOU’VE SPOKEN TO SOME OF THOSE, AND I KNOW THAT PEOPLE ARE HUNGRY FOR THOSE, WE JUST WANT TO REINFORCE THAT, YOU KNOW, WE ASK THAT PEOPLE DON’T USE THE NEW BRANDING, THAT IS FOR AFTER THE TRANSACTION IS CLOSED. DERIC, ANY OTHER THOUGHTS ON THE BRANDING QUESTION.

Deric Bryant, EVP and President, ChampionX

>> I KNEW YOU WOULD JUMP TO ANSWER THAT ONE FOR ME, I THINK JUST LIKE THE EXECUTIVE COMMITTEE COMMUNICATION, THIS BRAND COMMUNICATION IS ONE TO INFORM YOU OF WHAT WE WILL HAVE ONCE WE MERGE AND OFFICIALLY COME TOGETHER. SO WE CAN BE EXCITED ABOUT IT. BETWEEN NOW AND THEN, WE WILL EACH CONTINUE TO OPERATE ON OUR OWN TEMPLATES, ON OUR OWN BRANDING PROTOCOLS. SO THAT IS A GOOD REMINDER, I THINK WE CAN NOW BEGIN TO SEE A FUTURE WHEN WE WRAP THE Q&A UP, WE’LL SHARE A MODIFIED VIDEO, YOU CAN LOOK AT AND SENSE AS AN EXTERNAL VIDEO AND HOW WE MAY BEGIN TO GO TO MARKET TOGETHER, AND WE’LL CONTINUE TO WORK AND REFINE, AND I’LL TELL YOU, WE HAVE A GREAT TEAM SUPPORTING US INTERNALLY, HAVE A GREAT CAPABILITY HERE TO GO TELL THE STORY. AND REALLY, POST-JUNE 1, THAT’S WHEN A LOT OF THE WORK WILL SHIFT TO HOW DO WE TELL THIS TRANSFORMATIONAL STORY, BECAUSE WE ARE NOT GOING TO BE THE SAME AS EITHER ONE OF US WERE BEFORE THIS. IT TRULY IS TRANSFORMATIONAL FOR BOTH OF US, THAT’S A GREAT OPPORTUNITY, AND WE HAVE — WE WANT TO GO TELL THAT TO OUR PEOPLE, TO OUR CUSTOMERS, TO OUR SHAREHOLDERS AND THE COMMUNITIES IN WHICH WE WORK AND LIVE. WE HAVE A GREAT OPPORTUNITY HERE, THAT’S THE POSITIVE SIDE OF THE COIN. AS THE WORLD BEGINS TO RECOVER, WE WILL COME OUT OF THIS IN THIS NEW TRANSFORMED FOOTING THAT I THINK IS GOING TO BE A VERY POSITIVE MESSAGE FOR ALL OF OUR STAKEHOLDER GROUPS THAT DEPEND ON US.

Jeff Webb, ChampionX

>> SO A FEW MORE QUESTIONS, WE’VE GOTTEN THIS ONE THREE TIMES IN THE CHAT INTERFACE. THE QUESTION IS AROUND THE HEADQUARTERS OF THE COMPANY. WOULD YOU CARE TO SHED SOME LIGHT ON THE PLANS FOR THAT.

Deric Bryant, EVP and President, ChampionX

>> SURE. SO I’M ACTUALLY TODAY IN THE WOODLANDS HEADQUARTERS. SO THIS IS OUR HEADQUARTERS FOR THE CORPORATION. IT IS A SMALLER FOOTPRINT THAN WE HAVE IN SUGAR LAND. WHAT WE WILL HAVE IN THE HOUSTON AREA IS A DUAL CAMPUS APPROACH. WE WILL HAVE OUR CORPORATE CENTER HERE IN THE WOODLANDS AND WE HAVE 100 OR SO PEOPLE LOCATED HERE. I HOPE YOU GET TO VISIT, IT’S A VERY NICE FACILITY AND WHAT PEOPLE SAY ABOUT THE WOODLANDS IS TRUE, IT IS A NICE PLACE. IT IS A LONG DRIVE FROM SUGAR LAND. WE WILL MAINTAIN THAT DUAL APPROACH. ON ANY GIVEN DAY, WE HAVE 700 TO 750 PEOPLE ON THE SUGAR LAND CAMPUS FOR CHAMPIONX, WE HAVE AN ADDITIONAL, I WANT TO SAY 170 WITH DOWNSTREAM CO-LOCATION THERE, SO WE HAVE A BIG, IMPORTANT CAMPUS THERE THAT WE OWN AND WILL MAINTAIN AND CONTINUE THERE, SO WE WILL CONTINUE TO HAVE A DUAL CAMPUS APPROACH HERE IN THE GREATER HOUSTON AREA.

Jeff Webb, ChampionX

>> WE HAD A FOLLOWUP QUESTION AROUND BRANDING, AND SO JUST TO CLARIFY ON THAT, SO, YOU KNOW, OBVIOUSLY WE HAVE BEEN GOING TO MARKET AS CHAMPIONX WITH THE ORANGE AND BLUE COLORS WITH THE SORT OF HORIZON, THE ARC ON TOP OF THE LOGO, THAT IS OUR BRAND TODAY, IT’S OUR BRAND IN THE MARKETPLACE, IT’S WHAT WE SHOULD CONTINUE TO USE, UNTIL THE TRANSACTION CLOSES. AND SO THE INFORMATION THAT WE SHARE TODAY WITH THE UPDATED LOGO THAT WE PLAN TO USE ONCE THE TRANSACTION CLOSES, THAT’S THE ONE WE ARE PREVIEWING WITH THIS TEAM, BUT WE SHOULD NOT BE USING, THAT IS THE INTENT FOR THE FUTURE COMPANY AFTER THE TRANSACTION. SO JUST WANTED TO MAKE THAT POINT OF CLARIFICATION BASED ON SOME FOLLOWUP QUESTIONS.

YOU KNOW, WE HAD ONE QUESTION AROUND CORONAVIRUS DERIC, AS WE THINK ABOUT THE RETURN TO WORK, WHICH THE TEAM HAS BEEN WORKING, THE COVID-19 PMO, WHAT ARE SOME OF THE ELEMENTS PEOPLE SHOULD BE THINKING ABOUT, MAYBE SOME OF THE THINGS WE HAVE DONE IN SOME OF THE COUNTRIES WHERE THEY HAVE ALREADY RETURNED TO WORK JUST TO MANAGE PEOPLE’S EXPECTATIONS AROUND HOW WE ARE CONSIDERING THAT.

Deric Bryant, EVP and President, ChampionX

>> IT’S A GREAT QUESTION. IT’S EXACTLY HOW THE TEAM IS GOING ABOUT DEVELOPING WHAT WILL BE OUR PROTOCOL, AND I WILL SAY WE WILL LARGELY LEVERAGE LOCAL LEADERSHIP IN THE FACILITIES THAT WE MANAGE TO IMPLEMENT PROTOCOLS AND MAKE THEM LOCALLY RELEVANT. BUT WE HAVE GONE AND STUDIED WHAT WE DID IN CHINA, BECAUSE THEY GOT BACK TO WORK FIRST. SO THE PRACTICES THEY EMPLOYED IN THE FACILITIES, THINGS THEY DID TO IMPROVE SOCIAL DISTANCING, TO MODIFY THE ACCESS TO THE COMMON AREAS AND DO IT IN A WAY — LOOK, I’LL TELL YOU, IT WON’T BE UNLIKE YOU SEE TODAY WHEN YOU PROBABLY GO OUT IN YOUR COMMUNITIES WHEN YOU NEED TO GO DO ESSENTIAL SHOPPING OR ESSENTIAL THINGS IN THE COMMUNITIES TODAY THAT ARE CURTAILED OR LOCKED DOWN AND QUARANTINED, YOU’LL SEE A LOT OF THOSE SAME PRACTICES COME IN. I THINK IT IMPROVES HYGIENE IN GENERAL. WE’LL LOOK FOR TECHNOLOGIES THAT REDUCE TOUCH ON COMMON ITEMS, AND SO YOU’LL SEE US LEVERAGING THOSE. BUT I THINK WHAT YOU’LL FIND IS A REAL COMMON SENSE APPROACH, LEVERAGING A LOT OF THE TRIED AND TRUE THINGS BEING PUT INTO PLACE SUCCESSFULLY TODAY, BUT IT WILL HELP US, AS WE NEED TO AND THE WORLD NEEDS TO, LEARNING HOW TO GET BACK TO WORK IN A POST-QUARANTINE ENVIRONMENT. I THINK YOU CAN TRUST THE TEAM, JUAN, JORDAN, JEFF, TOGETHER WITH THE LEADERSHIP TEAM, DRAWING ON LEARNINGS FROM BOTH THE EXPERTISE AND WHO AND CENTERS FOR DISEASE CONTROL, AS WELL AS OUR OWN LEARNINGS AROUND THE WORLD, I THINK WE WILL HAVE A VERY PRACTICAL AND VERY MEASURED AND SAFE APPROACH TO GETTING BACK TO WORK.

Jeff Webb, ChampionX

>> SO ONE QUESTION I THINK MIGHT BE A GOOD ONE TO CLOSE ON. OBVIOUSLY, WE HAVE HAD A LOT OF ENGAGEMENT HERE, THANK YOU FOR THOSE QUESTIONS THAT WE DON’T GET TO, WE’LL MAKE SURE THAT THEY ARE THE BASIS OF A FAQ WE’LL PUT TOGETHER AS PART OF THE FOLLOWUP COMMUNICATIONS. BUT WHAT’S THE NUMBER ONE THING THAT YOU WOULD BE EXPECTING AND COUNTING ON FRONT LINE MANAGERS TO DELIVER TO THEIR TEAM IN THE COMING MONTHS, WHETHER IT’S MESSAGING SUPPORT, WHAT WOULD YOUR CALL TO ACTION FOR THAT TEAM BE?

Deric Bryant, EVP and President, ChampionX

>> I’LL JUST TELL YOU, WE TALKED BEFORE THIS TOWN HALL, WE HAD OUR BETTER TOGETHER LEADERSHIP FORUM, AND THAT IS OUR TOP 200 FORUM, ACTUALLY SLIGHTLY MORE THAN 200 LEADERS AROUND THE WORLD, AND WE HAD THAT GROUP TOGETHER, SO WE HAD A CALL TO ACTION IN THAT, WHICH WAS FIRST KEEP YOURSELF —- TAKE CARE OF YOURSELF, RIGHT NOW, WE HAVE SO MANY THINGS THAT WE CAN CHOOSE TO TURN INTO STRESS AND INTERNALIZE IF WE WANT RIGHT NOW, THAT YOU JUST — YOU CAN’T DO THAT. WE HAVE GOT TO SPEND TIME TAKING CARE OF OUR OWN PERSONAL HEALTH, WE HAVE SOME OF US MORE TIME, IF YOU ARE HOME BASED, YOU CAN UTILIZE THAT FOR THINGS THAT ARE GOOD FOR PERSONAL HEALTH, BUT WHEN YOU COME HEALTHY TO WORK, WE HAVE GOT TO STAY INFORMED AND LEAD OUR TEAMS, WE HAVE GOT TO SHARE AND BE TRANSPARENT. RIGHT NOW OUR TEAMS HAVE A LOT OF QUESTIONS, SO WE HAVE TO ENGAGE IN AN ENVIRONMENT THAT CAN BE MORE DIFFICULT TO ENGAGE IN. WE HAVE TO UTILIZE THE TECHNOLOGIES, I HAVE COME TO KNOW THE INSIDES OF MY TEAM’S HOMES BETTER THAN I DID BEFORE, BECAUSE WE UTILIZE VIDEO A LOT, BECAUSE VIDEO MAKES IT MORE PERSONAL IN WHAT CAN BE AN IMPERSONAL SETTING OVER THE PHONE. SO WE HAVE USED VIDEO A LOT, I’VE GOTTEN TO KNOW KIDS BETTER THAN I DID, AND I KNOW WHO HAS PETS AND WHO DOESN’T.

BUT I WOULD SAY USE THE MEDIUMS THAT YOU HAVE IN A TIME WHERE IT’S HARD TO COMMUNICATE TO JUST REACH OUT, PEOPLE NEED TO HEAR FROM THEIR LEADERSHIP TODAY.

I THINK THAT’S THE MOST IMPORTANT THING WE CAN DO, IS BE INFORMED AND SHARE THAT REGULARLY WITH OUR TEAMS, AND LET THEM KNOW AS WELL WHERE THEY CAN GO ON THEIR OWN, WE SHARED A LITTLE BIT OF THE RESOURCES AND TOOLS TO STAY INFORMED, FOR EVERYONE, SO INCREASED COMMUNICATION AND KEEP OUR TEAMS INFORMED, BECAUSE I THINK WE HAVE — WHILE WE HAVE A TOUGH SITUATION RIGHT NOW, WE HAVE A LOT STILL TO BE OPTIMISTIC ABOUT FOR THE FUTURE.

Jeff Webb, ChampionX

>> AND IN TERMS OF STAY INFORMED, THAT’S A GREAT PROMPT TO REMIND EVERYONE ON THE CALL, WE’LL PLAN TO  MAKE A RECORDING OF THIS TOWN HALL AVAILABLE FOR THOSE WHO COULDN’T JOIN, IF YOU DO GET QUESTIONS, JUST BE SURE AND LET EVERYONE KNOW WE’LL BE SENDING THAT OUT SOON. SO THANK YOU FOR — THANK YOU FOR PARTICIPATING.

Deric Bryant, EVP and President, ChampionX

>> THANKS TO EVERYBODY WHO JOINED TODAY, I THINK WE GOT A GREAT AUDIENCE AGAIN, AS NORMAL, THANK YOU FOR ALL YOU’RE DOING TO KEEP US FOCUSED ON OUR CUSTOMERS AND KEEP OUR TEAMS SAFE IN THIS TIME, PLEASE CONTINUE TO DO THAT, KEEP YOURSELF HEALTHY AND CONTINUE TO DO WHAT WE DO AS A COMPANY, AND OUR FUTURE WILL BE BRIGHT. SO THANK YOU VERY MUCH, AND I WILL CLOSE WITH A VIDEO WE HAVE TO SHARE WITH YOU, ONE LAST VIDEO, THANK YOU.

Closing Video

>> IN DEVELOPING LANDS, IN REMOTE VILLAGES, IN BOOMING METROPOLISES, IN SMALL TOWNS, RURAL COMMUNITIES AND PROMISING NEW FRONTIERS, IN EVERY SPOT ON PLANET EARTH, JUST FELLOW HUMAN BEINGS LIVE AND HOPE TO THRIVE AND PROSPER, WE ALL COUNT ON HAVING ENERGY TO FUEL OUR FUTURE.

AND WE COULD NOT BE MORE QUALIFIED, BETTER CONNECTED OR PROUDER TO BE A TRUSTED PARTNER IN THIS MONUMENTAL ENDEAVOR, TO HELP SHAPE THE FUTURE OF THE GLOBAL OIL AND GAS INDUSTRY. THROUGH OUR REVOLUTIONARY THINKING, A LEGACY OF EXTRAORDINARY PERFORMANCE. LEADING EDGE CHEMICAL, MECHANICAL AND DIGITAL INNOVATIONS, TEAMS OF HIGHLY TRAINED VISIONARIES, ON A MISSION TO CHAMPION OUR CUSTOMER’S NOBLEST EFFORTS, TO DELIVER SAFE, ABUNDANT, SUSTAINABLE ENERGY FOR ALL.

YOU ARE A PART OF THIS JOURNEY TOWARD IMPROVING LIVES. TOGETHER, WE ARE UNLOCKING ENERGY. CHAMPIONX.

Cautionary Notes on Forward Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, ChampionX filed a registration statement on Form S-4/S-1 containing a prospectus and Apergy filed a registration statement on Form S-4 containing a prospectus (together, the “registration statements”) and a preliminary proxy statement on Schedule 14A with the SEC. Each of ChampionX and Apergy have filed amendments, and expect to file additional amendments, to these filings before they become effective. Ecolab expects to file with the SEC a Schedule TO in connection with the proposed transaction. Investors and security holders are urged to read the registration statements, Apergy’s proxy statement, Ecolab’s Schedule TO and any amendments to these filings as well as any other relevant documents to be filed with the SEC when they become available because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transaction. The registration statements, Apergy’s proxy statement, Ecolab’s Schedule TO and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The registration statements, Apergy’s proxy statement, Ecolab’s Schedule TO and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas

77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders filed with the SEC on March 20, 2020. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, its definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 2, 2020 and its preliminary proxy statement relating to the proposed transaction filed with the SEC on April 17, 2020.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.